Exhibit 99.30

WBM CAPITAL CORP.

MANAGEMENT INFORMATION
CIRCULAR

SOLICITATION OF PROXIES

This management information circular (“Circular”) is provided in connection with the solicitation of proxies by management of WBM Capital Corp. (the “Corporation”) for use at a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares in the capital of the Corporation (“Common Shares”). The Meeting will be held at the offices of Garfinkle Biderman LLP, which are located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 and will be broadcasted via teleconference at (416) 874-8100, conference code 5640789 on August 25, 2025 at 1:00 p.m. (Toronto time), or at such other time or place to which the Meeting may be adjourned, for the purposes set forth in the notice of special meeting accompanying this Circular (the “Notice”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication.

These securityholder materials are being sent to the registered owners of Common Shares, as there are no beneficial Shareholders.

Accompanying this Circular (and filed with applicable securities regulatory authorities) is a form of proxy for use at the Meeting (a “Proxy”). Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and all Shareholders are urged to vote on matters to be considered in person or by proxy.

Unless otherwise stated, the information contained in this Circular is given as of August 5, 2025. All time references in this Circular are references to Toronto time.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of a Proxy

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper Proxy to Garfinkle Biderman LLP (“Garfinkle”), by fax at 416-869-0547, or by mail or hand delivery at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 or by email to Grant Duthie at gduthie@garfinkle.com.

The persons named as proxyholders in the Proxy accompanying this Circular are legal counsel to the Corporation and are representatives of the Corporation’s management for the Meeting. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Meeting other than the management nominee designated in the Proxy may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person’s name in the blank space provided in the accompanying Proxy; or (ii) completing another valid form of proxy. In either case, the completed form of proxy must be delivered to Garfinkle, at the place and within the time specified herein for the deposit of proxies. A Shareholder who appoints a proxy who is someone other than the management representatives named in the Proxy should notify such alternative nominee of the appointment, obtain the nominee’s consent to act as proxy, and provide instructions on how the Common Shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the Proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy).

In order to validly appoint a proxy, proxies must be received by Garfinkle, by fax at 1-416-869-7606, or by mail or hand delivery at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9, or by email at gduthie@garfinkle.com, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment or postponement thereof. After such time, the chairman of the Meeting may accept or reject a Proxy delivered to him in his discretion but is under no obligation to accept or reject any particular late Proxy.

Revoking a Proxy

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing signed and delivered to either the registered office of the Corporation at 300-10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6 or Garfinkle Biderman LLP at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9, at any time up to and including the last business day preceding the date of the Meeting, or any postponement or adjournment thereof at which the proxy is to be used, or deposited with the chairman of such Meeting on the day of the Meeting, or any postponement or adjournment thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Also, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman before the proxy is exercised) and vote in person (or withhold from voting).

Signature on Proxies

The Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. A Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

Each Shareholder may instruct his, her or its proxy how to vote his, her or its Common Shares by completing the blanks on the Proxy.

The Common Shares represented by the enclosed Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted FOR THE RESOLUTIONS DESCRIBED IN THE PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

There are no beneficial holders of the Corporation’s securities.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or member of management of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Corporation where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue unlimited Common Shares without par value, of which 250,000 Common Shares will be issued and outstanding as at the record date of July 25, 2025 (the “Record Date”). Persons who are registered Shareholders at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, either in person or by proxy, and will be entitled to one vote for each Common Share held.

Other than as disclosed below, as at the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, and the insider reports filed with System for Electronic Disclosure by Insiders (SEDI), no person beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached any class of voting securities of the Corporation, except the following:

Name	Number of shares beneficially owned, controlled or directed, directly or indirectly	Percentage of outstanding shares
Triforce Ventures, S.A.	249,999	99.99%

As at the date of this Circular, the current directors and senior officers of the Corporation as a group beneficially owned, directly or indirectly nil Common Shares constituting approximately 0% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or, which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the fiscal year ending on October 31, 2024 was, a director or executive officer of the Corporation, and no associate of such persons:

i.	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or its subsidiaries; or

ii.	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1.	Replacement Resolution

The Replacement Resolution proposes a replacement of the articles of incorporation (the “Articles”) and notice of articles (the “Notice of Articles”) of the Corporation (the “Share Capital Amendments”), to, among other things:

i)	Restate the rights and restrictions of the existing class of Common Shares; and

ii)	to create a new class of shares, being non-voting shares in the capital of the Corporation (“Non-Voting Shares”), with the terms of the Non-Voting Shares attached as Appendix “A” to the Circular.

The Share Capital Amendments will be implemented at a time to be determined by the Board at a date no later than twenty-four (24) months following the Meeting.

The Non-Voting Shares are being adopted in contemplation of a potential business combination with a private company (the “Transaction”). All references herein to the “Resulting Issuer” refer to the Corporation after completion of the Transaction.

As the Share Capital Amendments will only be implemented if the Transaction will be proceeding, the Board may determine not to implement the Share Capital Amendments after the Meeting and after receipt of necessary Shareholder and regulatory approvals, but prior to the issue of a certificate of amendment under the Business Corporations Act (British Columbia) (the “BCBCA”), without further action on the part of the Shareholders. The Board believes that the Share Capital Amendments are in the best interests of the Corporation and therefore unanimously recommends that Shareholders vote in favour of the Replacement Resolution.

The text of the proposed new Articles is set out as Exhibit “I” to Appendix “A” attached to this Circular and summarized below.

To be effective, the Replacement Resolution requires the affirmative vote of not less than two-thirds (66 2/3% ) of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting and a majority of votes cast by disinterested Shareholders present in person or represented by proxy at the Meeting. In addition, the Replacement Resolution will be used to approve the Share Capital Amendments, which constitutes a “restricted security reorganization” pursuant to National Instrument 41-101 – General Prospectus Requirements and Ontario Securities Commission Rule 56-501 – Restricted Shares (the “Restricted Share Rules”) in that the Share Capital Amendments, if implemented, will result in the Non-Voting Shares becoming “restricted securities” under the Restricted Share Rules as such shares will carry a lesser number of votes per security than the Common Shares. The Restricted Share Rules require that a restricted security reorganization receive prior majority approval of the securityholders of the Corporation in accordance with applicable law, excluding any votes attaching to securities held, directly or indirectly, by affiliates of the Corporation or control persons of the Corporation. To the knowledge of management of the Corporation, after reasonable inquiry, there are 249,999 Common Shares held by Triforce Ventures, S.A., a control person of the Corporation, that will be excluded from voting on the Replacement Resolution under the Restricted Share Rules.

The text of the Replacement Resolution to be voted on at the Meeting by the Shareholders will be substantially in the form, subject to modifications deemed appropriate by the Board in its sole discretion, set out in Appendix “A” hereto.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Replacement Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Replacement Resolution.

The Board unanimously recommends that Shareholders vote FOR the Replacement Resolution at the Meeting.

See below for detailed information concerning the Replacement Resolution.

Summary of Share Terms

The following is a summary of the rights and restrictions that will attach to the Non-Voting Shares, and the full text of such rights, privileges, restrictions, and conditions of the shares are described in Exhibit “I” to this Circular, both the summary and Exhibit “I” must be read together.

Issue of Shares	The Non-Voting Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, the whole subject to the filling with the executive director (as defined in the BCBCA) of Notice of Alteration.

Voting Rights	The holders of the Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Resulting Issuer (other than separate meetings of the holders of shares of any other class of shares of the Resulting Issuer or of shares of any series of shares of any such other class of shares other than Common Shares) and shall be entitled to receive all notices of meetings, information circulars and other written information from the Resulting Issuer that the holders of Common Shares are entitled to receive from the Resulting Issuer but not to vote at such general meetings, unless otherwise required by law or as referred to herein.

Dividend Rights	The Common Shares and the Non-Voting Shares shall rank equally with one another and subordinate to any other shares of the Resulting Issuer ranking senior to the Common Shares and the Non-Voting Shares as to such dividends as may be declared by the board of directors out of funds legally available therefor and all dividends, other than stock dividends payable in equity shares, will be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all the Common Shares and the Non-Voting Shares at the time outstanding, without preference or priority of one share over another.

The board of directors may declare separate stock dividends payable in equity shares for each of the Common Shares and the Non-Voting Shares provided that: (a) such stock dividends shall be declared contemporaneously and paid at the same time and in equal numbers of additional equity shares per share on all the Common Shares and the Non-Voting Shares at the time outstanding; (b) such stock dividends shall be paid (i) in the Common Shares to the holders of Common Shares and (ii) in the Non-Voting Shares to the holders of the Non-Voting Shares.

Rights upon Liquidation, Dissolution or Winding Up	In the event of the liquidation, dissolution or winding-up of the Resulting Issuer or other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Resulting Issuer which remain after payment to the holders of any shares ranking in priority to the Common Shares and the Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Common Shares and the Non-Voting Shares, without preference or distinction.

No Pre-emptive Rights	The holders of the Non-Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of the Non-Voting Shares or bonds, debentures or other securities of the Resulting Issuer now or in the future.

Conversion	Subject to the Ownership Limitation (as defined herein), the holders of the Non-Voting Shares shall have conversion rights as follows (the “Resulting Issuer Non-Voting Share Conversion Rights”):

(i)	Right to Convert. Each Non-Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Resulting Issuer or any transfer agent for such shares, into fully paid and non-assessable Common Shares.

(ii)	Limitation on Conversion Rights. Notwithstanding anything to the contrary contained in the Articles, a holder of the Non-Voting Shares shall not have the right to convert any portion of the Non-Voting Shares into the Common Shares to the extent that, after giving effect to such conversion, the holder thereof has either (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly of more than 9.99% of the Resulting Issuer’s issued and outstanding Common Shares immediately after giving effect to such conversion (the “Non-Voting Share Ownership Limitation”). The Resulting Issuer shall not effect any exercise of any convertible securities of the Resulting Issuer, including the Non-Voting Shares (convertible securities of the Resulting Issuer together with the Non-Voting Shares, the “Resulting Issuer Convertible Securities”) held by the holder thereof, and such holder shall not have the right to exercise any portion of its Resulting Issuer Convertible Securities so held, to the extent that after giving effect to such issuance after exercise as set forth on the applicable notice of exercise or subscription form, as the case may be, the holder would beneficially own in excess of the Non-Voting Share Ownership Limitation. For purposes of the foregoing sentence, the number of the Common Shares beneficially owned by the holder shall include the number of the Common Shares issuable upon exercise of the Resulting Issuer Convertible Securities with respect to which such determination is being made but shall exclude the number of the Common Shares which would be issuable upon exercise of the remaining, non-exercised portion of the Non-Voting Shares. To the extent that the Non-Voting Share Ownership Limitation applies, the determination of whether the Resulting Issuer Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Resulting Issuer Convertible Securities are exercisable shall be in the discretion of the Resulting Issuer, and the submission of a notice of exercise, shall be deemed to be the holder’s determination of whether the Resulting Issuer Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Resulting Issuer Convertible Securities are exercisable, in each case subject to the Non-Voting Share Ownership Limitation. In determining the number of outstanding Common Shares, the Resulting Issuer may rely on the number of outstanding Common Shares as reflected in (A) the Resulting Issuer’s most recent periodic or annual report filed with the Canadian securities commissions, (B) a more recent public announcement by the Resulting Issuer or (C) a more recent written notice by the Resulting Issuer or the transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of the holder, the Resulting Issuer shall within one business day confirm orally and in writing to the holder the number of the Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Resulting Issuer, including the Resulting Issuer Convertible Securities, by the holder since the date as of which such number of outstanding Common Shares was reported. The “Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Resulting Issuer Convertible Securities; provided however that: (A) the holder may, in its sole discretion, subject to (B), elect that this subsection cease to apply to the holder by sending written notice of such election to the Resulting Issuer, and (B) the holder has filed, and any stock exchange on which the Common Shares are then listed has cleared for acceptance, personal information forms in the form prescribed by such exchange, in respect of the Resulting Issuer and any third party that is in any manner connected with the holder and which the exchange requires a personal information form to be submitted.

(iii)	Mechanics of Conversion. Before any holder of the Non-Voting Shares shall be entitled to convert the Non-Voting Shares into Common Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Resulting Issuer, and shall give written notice to the Resulting Issuer at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Common Shares are to be issued (each, a “Non-Voting Share Conversion Notice”). The Resulting Issuer shall (or shall cause its transfer agent to), within two (2) business days thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Non-Voting Shares to be converted, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date.

(iv)	All Non-Voting Shares which shall have been surrendered for conversion in accordance with the Articles shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive the Common Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

Adjustments for Distributions	In the event the Resulting Issuer declares a distribution to holders of the Common Shares payable in securities of other persons, evidences of indebtedness issued by the Resulting Issuer or other persons, assets (excluding cash dividends), or options or rights, then, in each such case, the holders of the Non-Voting Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of the Common Shares into which their Non-Voting Shares are convertible as of the record date fixed for determining the holders of the Common Shares entitled to receive such distribution.

Recapitalizations and Stock Splits	No fractional Common Shares shall be issued upon the conversion of any Non-Voting Shares and the number of Common Shares to be issued shall be rounded up to the nearest whole Common Share. Whether or not fractional Common Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of the Non-Voting Shares the holder is at the time converting into the Common Shares and the number of the Common Shares issuable upon such aggregate conversion.

No Fractional Shares and Certificates as to Adjustment	The holders of the Non-Voting Shares will have the right to convert Non-Voting Shares into fully paid and non-assessable Common Shares at any time after issuance by submitting a duly endorsed certificate and a written notice to the Resulting Issuer or its designated transfer agent. The conversion will be subject to the Ownership Limitation, which will restrict holders of Non-Voting Shares from owning, directly or indirectly, more than 9.9% of the issued and outstanding Common Shares following the conversion. The holders of Non-Voting Shares will have the option to waive the Ownership Limitation by submitting a written notice and completing required regulatory filings. Once converted, the Non-Voting Shares will cease to exist, and all associated rights will terminate, except the right to receive the Common Shares and payment for fractional shares.

Disputes	Any holder of Non-Voting Shares that beneficially owns more than 5% of the issued and outstanding Non-Voting Shares may submit a written dispute as to the determination of the conversion ratio, the arithmetic calculation of the conversion ratio of the Non-Voting Shares to the Common Shares, or the Ownership Limitation by the Resulting Issuer, to the board of directors with the basis for the disputed determinations or arithmetic calculations. The Resulting Issuer shall respond to the holder within two (2) business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Ownership Limitation. If the holder and the Resulting Issuer are unable to agree upon such determination or calculation of the Ownership Limitation, within two (2) business days of such response, then the Resulting Issuer and the holder shall, within one (1) business day thereafter submit the disputed arithmetic calculation of the Ownership Limitation to the Resulting Issuer’s independent, outside accountant. The Resulting Issuer, at the Resulting Issuer’s expense, shall cause the accountant to perform the determinations or calculations and notify the Resulting Issuer and the holder of the results no later than two (2) business days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

Conversion of Non- Voting Shares Upon an Offer	In the event that an offer is made to purchase Common Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Common Shares are then listed, to be made to all or substantially all the holders of Common Shares in a province or territory of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into Common Shares at the conversion ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this section may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Shares under the offer, and for no other reason. In such event, the transfer agent for the Common Shares shall deposit under the offer the resulting Common Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i) give written notice to the transfer agent of the exercise of such right, and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii) deliver to the transfer agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised, if applicable; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing or other evidence of the Common Shares, resulting from the conversion of the Non-Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Common Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Common Shares being taken up and paid for, the Common Shares resulting from the conversion will be reconverted into Non-Voting Shares at the then inverse of the conversion ratio and a share certificate representing the Non-Voting Shares will be sent to the holder by the transfer agent or the Resulting Issuer. In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

Other
Any Non-Voting Share converted shall be retired and cancelled and may not be reissued as shares of such series or any other class or series, and the Resulting Issuer may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of the Non-Voting Shares accordingly.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR+ website at www.sedarplus.ca.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

August 5, 2025

(Signed) “Fraser Hartley”
Fraser Hartley Director

APPENDIX “A”

REPLACEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Corporation be authorized to remove the current Articles of the Corporation in their entirety and replace them with, and adopt in substitution therefor, the new Articles of the Corporation in substantially the form attached as Exhibit “I” to this Circular, with such additions, deletions, and amendments thereto as may be approved by the directors of the Corporation;

2.	the Corporation be authorized to restate the rights and restrictions attaching to the Common Shares in the capital of the Corporation;

3.	the Corporation be authorized to alter the authorized share structure of the Corporation by creating an unlimited number of shares named “Non-Voting Shares” and to alter the authorized share structure of the Corporation accordingly;

4.	the Corporation be authorized to alter the Notice of Articles of the Corporation accordingly, and in connection therewith, the directors of the Corporation be authorized to instruct its agent to file a Notice of Alteration to the Notice of Articles reflecting the above changes;

5.	notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation be authorized, in its sole discretion, to revoke this special resolution before it is acted upon, without further approval of, or notice to, the shareholders;

6.	notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation be authorized, in its sole discretion (and without further approval of, or notice to, the shareholders), to determine the date on which the Share Capital Amendments shall be implemented, provided that such date shall not be later than twenty-four (24) months following the date of the Meeting;

7.	pursuant to the Business Corporations Act (British Columbia), it is a condition of these resolutions that the alteration to the Articles of the Corporation referred to in these resolutions does not take effect until the Notice of Alteration takes effect at the office of the Registrar of Companies; and

8.	any director or officer of the Corporation, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

A-1

EXHIBIT “I”

NEW ARTICLES

See attached.

I-1

Incorporation Number

ARTICLES

OF

[RESULTING ISSUER]

BUSINESS CORPORATIONS ACT

BRITISH COLUMBIA

TABLE OF CONTENTS

PART 1

INTERPRETATION

1.1	Definitions	8
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	9

PART 2

SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure	9
2.2	Form of Share Certificate	9
2.3	Shareholder Entitled to Certificate or Acknowledgment	9
2.4	Delivery by Mail	10
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	10
2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate	10
2.7	Recovery of New Share Certificate	10
2.8	Splitting Share Certificates	11
2.9	Certificate Fee	11
2.10	Recognition of Trusts	11

PART 3

ISSUE OF SHARES

3.1	Directors Authorized	11
3.2	Commissions and Discounts	11
3.3	Brokerage	11
3.4	Conditions of Issue	12
3.5	Share Purchase Warrants and Rights	12

PART 4

SHARE REGISTERS

4.1	Central Securities Register	12
4.2	Appointment of Agent	12
4.3	Closing Register	12

PART 5

SHARE TRANSFERS

5.1	Registering Transfers	13
5.2	Waivers of Requirements for Transfer	13
5.3	Form of Instrument of Transfer	13
5.4	Transferor Remains Shareholder	13

5.5	Signing of Instrument of Transfer	14
5.6	Enquiry as to Title Not Required	14
5.7	Transfer Fee	14

PART 6

TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	14
6.2	Rights of Legal Personal Representative	15

PART 7

ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares	15
7.2	No Purchase, Redemption or Other Acquisition When Insolvent	15
7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares	15

PART 8

BORROWING POWERS

8.1	Borrowing Powers	15
8.2	Additional Powers	16

PART 9

ALTERATIONS

9.1	Alteration of Authorized Share Structure	16
9.2	Special Rights or Restrictions	17
9.3	No Interference with Class or Series Rights without Consent	17
9.4	Change of Name	17
9.5	Other Alterations	17

PART 10

MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings	17
10.2	Resolution Instead of Annual General Meeting	18
10.3	Calling of Meetings of Shareholders	18
10.4	Notice for Meetings of Shareholders	18
10.5	Failure to Give Notice and Waiver of Notice	18
10.6	Notice of Special Business at Meetings of Shareholders	18
10.7	Class Meetings and Series Meetings of Shareholders	19
10.8	Notice of Dissent Rights	19
10.9	Advance Notice Provisions	19
10.10	Electronic Meetings	23

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business	23
11.2	Special Majority	23
11.3	Quorum	23
11.4	One Shareholder May Constitute Quorum	24
11.5	Persons Entitled to Attend Meeting	24
11.6	Requirement of Quorum	24
11.7	Lack of Quorum	24
11.8	Lack of Quorum at Succeeding Meeting	24
11.9	Chair	25
11.10	Selection of Alternate Chair	25
11.11	Adjournments	25
11.12	Notice of Adjourned Meeting	25
11.13	Decisions by Show of Hands or Poll	25
11.14	Declaration of Result	25
11.15	Motion Need Not be Seconded	26
11.16	Casting Vote	26
11.17	Manner of Taking Poll	26
11.18	Demand for Poll on Adjournment	26
11.19	Chair Must Resolve Dispute	26
11.20	Casting of Votes	26
11.21	No Demand for Poll on Election of Chair	26
11.22	Demand for Poll Not to Prevent Continuance of Meeting	27
11.23	Retention of Ballots and Proxies	27

PART 12

VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares	27
12.2	Votes of Persons in Representative Capacity	27
12.3	Votes by Joint Holders	27
12.4	Legal Personal Representatives as Joint Shareholders	28
12.5	Representative of a Corporate Shareholder	28
12.6	Proxy Holder Need Not Be Shareholder	28
12.7	When Proxy Provisions Do Not Apply to the Company	28
12.8	Appointment of Proxy Holders	29
12.9	Alternate Proxy Holders	29
12.10	Deposit of Proxy	29
12.11	Validity of Proxy Vote	29
12.12	Form of Proxy	29
12.13	Revocation of Proxy	30
12.14	Revocation of Proxy Must Be Signed	30
12.15	Chair May Determine Validity of Proxy	31
12.16	Production of Evidence of Authority to Vote	31

PART 13

DIRECTORS

13.1	First Directors; Number of Directors	31
13.2	Change in Number of Directors	31
13.3	Directors’ Acts Valid Despite Vacancy	31
13.4	Qualifications of Directors	32
13.5	Remuneration of Directors	32
13.6	Reimbursement of Expenses of Directors	32
13.7	Special Remuneration for Directors	32
13.8	Gratuity, Pension or Allowance on Retirement of Director	32

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting	32
14.2	Consent to be a Director	33
14.3	Failure to Elect or Appoint Directors	33
14.4	Places of Retiring Directors Not Filled	33
14.5	Directors May Fill Casual Vacancies	33
14.6	Remaining Directors’ Power to Act	33
14.7	Shareholders May Fill Vacancies	34
14.8	Additional Directors	34
14.9	Ceasing to be a Director	34
14.10	Removal of Director by Shareholders	34
14.11	Removal of Director by Directors	34

PART 15

POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management	39
15.2	Appointment of Attorney of Company	39

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

16.1	Obligation to Account for Profits	39
16.2	Restrictions on Voting by Reason of Interest	40
16.3	Interested Director Counted in Quorum	40
16.4	Disclosure of Conflict of Interest or Property	40
16.5	Director Holding Other Office in the Company	40
16.6	No Disqualification	40
16.7	Professional Services by Director or Officer	40
16.8	Director or Officer in Other Corporations	40

PART 17

PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors	41
17.2	Voting at Meetings	41
17.3	Chair of Meetings	41
17.4	Meetings by Telephone or Other Communications Medium	41
17.5	Calling of Meetings	42
17.6	Notice of Meetings	42
17.7	When Notice Not Required	42
17.8	Meeting Valid Despite Failure to Give Notice	42
17.9	Waiver of Notice of Meetings	42
17.10	Quorum	42
17.11	Validity of Acts Where Appointment Defective	43
17.12	Consent Resolutions in Writing	43

PART 18

BOARD COMMITTEES

18.1	Appointment and Powers of Committees	43
18.2	Obligations of Committees	44
18.3	Powers of Board	44
18.4	Committee Meetings	44

PART 19

OFFICERS

19.1	Directors May Appoint Officers	44
19.2	Functions, Duties and Powers of Officers	45
19.3	Qualifications	45
19.4	Remuneration and Terms of Appointment	45

PART 20

INDEMNIFICATION

20.1	Definitions	45
20.2	Mandatory Indemnification of Directors and Officers	46
20.3	Deemed Contract	46
20.4	Permitted Indemnification	46
20.5	Non-Compliance with Business Corporations Act	46
20.6	Company May Purchase Insurance	46

PART 21

DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights	46
21.2	Declaration of Dividends	47
21.3	No Notice Required	47
21.4	Record Date	47
21.5	Manner of Paying Dividend	47
21.6	Settlement of Difficulties	47
21.7	When Dividend Payable	47
21.8	Dividends to be Paid in Accordance with Number of Shares	47
21.9	Receipt by Joint Shareholders	47
21.10	Dividend Bears No Interest	48
21.11	Fractional Dividends	48
21.12	Payment of Dividends	48
21.13	Capitalization of Retained Earnings or Surplus	48
21.14	Unclaimed Dividends	48

PART 22

ACCOUNTING RECORDS AND AUDITOR

22.1	Recording of Financial Affairs	48
22.2	Inspection of Accounting Records	49
22.3	Remuneration of Auditor	49

PART 23

NOTICES

23.1	Method of Giving Notice	49
23.2	Deemed Receipt	50
23.3	Certificate of Sending	50
23.4	Notice to Joint Shareholders	50
23.5	Notice to Legal Personal Representatives and Trustees	50
23.6	Undelivered Notices	51

PART 24

SEAL

24.1	Who May Attest Seal	51
24.2	Sealing Copies	51
24.3	Mechanical Reproduction of Seal	51

PART 25

PROHIBITIONS

25.1	Definitions	52
25.2	Application	52

25.3	Consent Required for Transfer of Shares or Transfer Restricted Securities	52

PART 26

FORUM SELECTION

26.1	Forum for Adjudication of Certain Disputes	52

PART 27

VOTING SHARES

27.1	Special Rights and Restrictions	53

PART 28

NON-VOTING SHARES

28.1	Special Rights and Restrictions	60

PART 29

REDEMPTION BY THE COMPANY

29.1	Interpretation	59
29.2	Redemption by the Company	61

Incorporation Number

ARTICLES

OF

[RESULTING ISSUER]

(the “Company”)

The Company will have as its Articles the following Articles.

Full name and signature of a Director	Date of Signing
Name: Signature:	, 2025.

PART 1

INTERPRETATION

1.1	Definitions

In these Articles (the “Articles”), unless the context otherwise requires:

(1)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(2)	“board of directors”, “directors” and “board” mean the directors of the Company for the time being;

(3)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5)	“legal personal representative” means the personal or other legal representative of a shareholder;

(6)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(7)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(8)	“seal” means the seal of the Company, if any;

(9)	“Securities Act” means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(10)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; and “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act; and

(11)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to that holder a written notice containing the information required by the Act within a reasonable time after the issue or transfer of the shares.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company (including the Company’s legal counsel or transfer agent) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as it thinks fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company’s judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(A)	past services performed for the Company;

(B)	property;

(C)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4
SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form.

4.2	Appointment of Agent

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

If the Company has appointed a transfer agent, references in Articles 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 5.7 to the Company include its transfer agent.

4.3	Closing Register

The Company must not at any time close its central securities register.

PART 5

SHARE TRANSFERS

5.1	Registering Transfers

The Company must register a transfer of a share of the Company if either:

(1)	the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(A)	in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(B)	in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(C)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

5.2	Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Article 5.1(1) and any of the preconditions referred to in Article 5.1(2).

5.3	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.

5.4	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.5	Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.6	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.7	Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

PART 7

ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

PART 8

BORROWING POWERS

8.1	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, hypothecate, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company, including property that is movable or immovable, corporeal or incorporeal.

8.2	Additional Powers

The powers conferred under this Part 8 shall be deemed to include the powers conferred on a company by Division VII of the Act Respecting the Special Powers of Legal Persons being chapter P-16 of the Revised Statutes of Quebec, and every statutory provision that may be substituted therefor or for any provision therein.

PART 9

ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:

(A)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(B)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(C)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(D)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(E)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and Articles accordingly; or

(2)	by resolution of the directors:

(A)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or

(B)	alter the identifying name of any of its shares;

and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

9.2	Special Rights or Restrictions

Subject to the special rights or restrictions attached to any class or series of shares and the Business Corporations Act, the Company may by ordinary resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the Business Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

9.4	Change of Name

The Company may by directors’ resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

9.5	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, whether in or outside of British Columbia, as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders, to be held at such time and place, whether in or outside of British Columbia, as may be determined by the directors.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.6	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(A)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(B)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.7	Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.8	Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.9	Advance Notice Provisions

(1)	Nomination of Directors

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 10.9 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(A)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(B)	by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Business Corporations Act or a valid requisition of shareholders made in accordance with the provisions of the Business Corporations Act; or

(C)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who:

(i)	is, at the close of business on the date of giving notice provided for in this Article 10.9 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)	has given timely notice in proper written form as set forth in this Article 10.9.

(2)	Exclusive Means

For the avoidance of doubt, this Article 10.9 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3)	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(A)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the “Notice Date”) is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(B)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 10.9(3)(A) or 10.9(3)(B), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 30th day before the date of the applicable meeting.

(4)	Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with all the provisions of this Article 10.9 and disclose or include, as applicable:

(A)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)	the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)	full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities law; and

(vi)	a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the Business Corporations Act; and

(B)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)	the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

(iv)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)	full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)	a representation as to whether or not such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(vii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Article 10.9(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5)	Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Article 10.9 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6)	Delivery of Information

Notwithstanding Part 23 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Article 10.9 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. in the city where the Company’s principal executive offices are located and otherwise on the next business day.

(7)	Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 10.9, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

(8)	Waiver

The board may, in its sole discretion, waive any requirement in this Article 10.9.

(9)	Definitions

For the purposes of this Article 10.9, “public announcement” means disclosure in a news release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval Plus at www.sedarplus.ca.

10.10	Electronic Meetings

A meeting of shareholders may be held at which some, but not necessarily all, persons entitled to attend may attend by means of telephone, electronic or other communication facilities, if the directors determine to make them available. A person attending a meeting by such means is deemed to be present at the meeting.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(A)	business relating to the conduct of or voting at the meeting;

(B)	consideration of any financial statements of the Company presented to the meeting;

(C)	consideration of any reports of the directors or auditor;

(D)	the election or appointment of directors;

(E)	the appointment of an auditor;

(F)	the setting of the remuneration of an auditor;

(G)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(H)	any non-binding advisory vote (i) proposed by the Company, (ii) required by the rules of any stock exchange on which securities of the Company are listed, or (iii) required by applicable Canadian securities legislation.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, a quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the time and place determined by the chair or the board.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or chief executive officer present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the chief executive officer are unwilling to act as chair of the meeting, or if the chair of the board and the chief executive officer have advised the corporate secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(A)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(B)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company or its agent must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company or its agent may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter is entitled, in respect of each share entitled to be voted on the matter and held by that shareholder, to one vote and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(A)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting; or

(B)	at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting or by a person designated by the chair of the meeting or adjourned or postponed meeting;

(2)	if a representative is appointed under this Article 12.5:

(A)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(B)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company or its transfer agent by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Holder Need Not Be Shareholder

A person appointed as a proxy holder need not be a shareholder.

12.7	When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Articles 12.8 to 12.14 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, or any rules of an exchange on which securities of the Company are listed.

12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting;

(2)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting; or

(3)	be received in any other manner determined by the board or the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available internet or telephone voting services as may be approved by the directors.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[RESULTING ISSUER]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16	Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting) inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.

PART 13

DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to Article 13.1(2) the number of directors that is equal to the number of the Company’s first directors; and

(2)	the greater of three and the most recently set of:

(A)	the number of directors set by a resolution of the directors; and

(B)	the number of directors in the office pursuant to Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Article 13.1(2)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to Article 14.8, may appoint directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director. For the avoidance of doubt, a person deemed by the directors, in their sole and absolute discretion, to be an “Unsuitable Person” (as defined in Article 31.1) is not qualified to be a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.

13.6	Reimbursement of Expenses of Directors

The Company may reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of, or not in his or her capacity as, a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set by the directors under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.9.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Article 13.2, prior to the first annual general meeting, or between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number, as applicable, of (a) the first directors who have not yet completed their first term of office, or (b) the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.9.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, if the director ceases to be qualified to act as a director of a company in accordance with the Business Corporations Act and does not promptly resign, or such director is deemed to be an “Unsuitable Person” (as such term is defined in Article 31.1), as determined by the removing directors in their sole discretion, and the directors may appoint a director to fill the resulting vacancy.

14.12	Nomination of Directors

(A)	Subject only to the BCBCA, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii) by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(B)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must be give

(i)	timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12; and

(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(d).

(C)	To be timely under §14.12(b)

(i) a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (i) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii) Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii) as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)	To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this §14.12:

(i) “Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii) “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii) “Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv) “Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v) “Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi) “owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)	Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)	In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e).

PART 15

POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17
PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any; or

(2)	in the absence of the chair of the board, the chief executive officer, if any, if the chief executive officer is a director; or

(3)	any other director chosen by the directors if:

(A)	neither the chair of the board nor the chief executive officer, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(B)	neither the chair of the board nor the chief executive officer, if a director, is willing to chair the meeting; or

(C)	the chair of the board and the chief executive officer, if a director, has advised the corporate secretary, if any, or any other director, that he or she will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

A director may, and the corporate secretary or an assistant corporate secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1 or as provided in Article 17.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone conversation with a director.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	Quorum

The quorum necessary for the transaction of the business of the directors is a majority of the number of directors in office or such greater percentage of the number of directors the directors may determine from time to time.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 17.12 may be by any written instrument, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

BOARD COMMITTEES

18.1	Appointment and Powers of Committees

The directors may, by resolution:

(1)	appoint one or more committees consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(A)	the power to fill vacancies in the board of directors;

(B)	the power to remove a director or appoint additional directors;

(C)	the power to set the number of directors;

(D)	the power to create a committee of directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;

(E)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation permitted by paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.2	Obligations of Committees

Any committee appointed under Article 18.1, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.3	Powers of Board

The directors may, at any time, with respect to a committee appointed under Article 18.1:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.4	Committee Meetings

Subject to Article 18.2(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Article 18.1:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

20.1	Definitions

In this Part 20:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or an officer or former officer of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(A)	is or may be joined as a party; or

(B)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act;

(4)	“officer” means an officer appointed by the board of directors.

20.2	Mandatory Indemnification of Directors and Officers

Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the Business Corporations Act.

20.3	Deemed Contract

Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 20.2.

20.4	Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person, including directors, officers, employees, agents and representatives of the Company.

20.5	Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part 20.

20.6	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, officer, employee or agent of the Company;

(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21

DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deemed advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixe din order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid:

(1)	by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing; or

(2)	by electronic transfer, if so authorized by the shareholder.

The mailing of such cheque or the forwarding by electronic transfer will, to the extent of the sum represented by the cheque or transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

21.14	Unclaimed Dividends

Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

PART 22

ACCOUNTING RECORDS AND AUDITOR

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

23.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(A)	for a record mailed to a shareholder, the shareholder’s registered address;

(B)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(C)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(A)	for a record delivered to a shareholder, the shareholder’s registered address;

(B)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(C)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the Company or the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient;

(6)	creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)	as otherwise permitted by applicable securities legislation.

23.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4)	delivered in accordance with Section 23.1(6), is deemed to be received by the person on the day such written notice is sent.

23.3	Certificate of Sending

A certificate signed by the corporate secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(A)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(B)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.1(2) and 24.1(3), the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

24.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25

PROHIBITIONS

25.1	Definitions

In this Part 25:

(1)	“security” has the meaning assigned in the Securities Act;

(2)	“transfer restricted security” means

(A)	a share of the Company;

(B)	a security of the Company convertible into shares of the Company;

(C)	any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

25.2	Application

Article 25.3 does not apply to the Company if and for so long as it is a public company.

25.3	Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 26

FORUM SELECTION

26.1	Forum for Adjudication of Certain Disputes

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act or these Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include any action or proceeding related to the business carried on by the Company or such affiliates, which action or proceeding may be brought in another jurisdiction, as appropriate.

PART 27

VOTING SHARES

27.1	Special Rights and Restrictions

An unlimited number of Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(A)	Issuance. Subject to the BCBCA and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued Voting Shares, and issued Voting Shares, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a Voting Share with par value must be equal to or greater than the par value of the Voting Share.

(B)	Voting Rights. The holders of Voting Shares are entitled to receive notice of and to attend all annual and special meetings of the Company. The holders of Voting Shares are entitled to vote in person or by proxy at all meetings of the Company and at all such meetings each such holder has one vote for each Voting Share held.

(C)	Dividends. The holders of Voting Shares are entitled to receive dividends if, as and when declared by the board of directors out of the assets of the Company properly applicable to the payment of dividends in such amount and payable at such time as and at such place in Canada as the board of directors may from time to time determine.

(D)	Liquidation, Dissolution or Winding-Up. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets or property of the Company amongst holders of Voting Shares for the purpose of winding up its affairs, the holders of Voting Shares shall be entitled to receive all property and assets of the Company properly distributable to the holders of Voting Shares.

(E)	Rights to Subscribe; Pre-Emptive Rights. Holders of Voting Shares have no pre-emptive or preferential right to purchase any securities of the Company.

(F)	Conversion. Voting Shares are not convertible into shares of any other class or series or be subject to redemption or retraction by the Company or Company shareholders.

(G)	Repurchase of Voting Shares. Subject to the provisions of the BCBA, the Company may, if authorized by the board of directors, purchase any issued Voting Shares in circumstances at a price and on terms determined by the directors. However, the Company may not purchase Voting Shares at any time when, immediately following such purchase, it would be unable to pay its debts as they fall due in the ordinary course of business or making the payment or providing the consideration would render the Company insolvent. Subject to the BCBA and applicable securities laws, including issuer bid rules under National Instrument 62-104 – Take-Over Bids and Issuer Bids, the Company may, from time to time, with the agreement of a holder, purchase all or part of the holder’s Voting Shares whether or not the Company has made a similar offer to all or any other of the holders of Voting Shares.

(H)	Recapitalizations and Stock Splits. Subject to the BCBCA, the Company may by special resolution:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)	increase, reduce or eliminate the maximum number of shares that the Resulting Issuer is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Resulting Issuer is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(iv)	if the Resulting Issuer is authorized to issue shares of a class of shares with par value:

●	decrease the par value of those shares; or

●	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(v)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(vi)	alter the identifying name of any of its shares; or

(vii)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

(I)	No fractional shares and certificates as to adjustment. No fractional Voting Shares shall be issued upon the conversion of any Non-Voting Shares and the number of Voting Shares to be issued shall be rounded up to the nearest whole Voting Shares. Whether or not fractional Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Non-Voting Shares the holder is at the time converting into Voting Shares and the number of Voting Shares issuable upon such aggregate conversion.

(J)	Other. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

NON-VOTING SHARES

27.2	Special Rights and Restrictions

An unlimited number of Non-Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(A)	Voting Rights. The holders of the Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company and shall be entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of Voting Shares are entitled to receive from the Company but not to vote at such general meetings, unless otherwise required by law or as referred to herein.

(B)	Dividends. The Voting Shares and the Non-Voting Shares shall rank equally with one another and subordinate to any other shares of the ranking senior to the Voting Shares and the Non-Voting Shares as to such dividends as may be declared by the board of directors out of funds legally available therefor and all dividends, other than stock dividends payable in equity shares, will be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all the Voting Shares and the Non-Voting Shares at the time outstanding, without preference or priority of one share over another.

The board of directors may declare separate stock dividends payable in equity shares for each of the Voting Shares and the Non-Voting Shares provided that: (a) such stock dividends shall be declared contemporaneously and paid at the same time and in equal numbers of additional equity shares per share on all the Voting Shares and the Non-Voting Shares at the time outstanding; (b) such stock dividends shall be paid (i) in the Voting Shares to the holders of Voting Shares and (ii) in the Non-Voting Shares to the holders of the Non-Voting Shares.

(C)	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Voting Shares and Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Voting Shares and the Non-Voting Shares, without preference or distinction.

(e)	Rights to Subscribe; Pre-Emptive Rights. The holders of Non-Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Non-Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Conversion. Subject to the Ownership Limitation set forth in this section (f), holders of Non-Voting Shares shall have conversion rights as follows (the “Conversion Rights”):

(i)	Right to Convert. Each Non-Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into fully paid and non-assessable Voting Shares.

(ii)	Conversion Limitations. Notwithstanding anything to the contrary contained in the Articles, a holder of the Non-Voting Shares shall not have the right to convert any portion of the Non-Voting Shares into the Voting Shares to the extent that, after giving effect to such conversion, the holder thereof has either (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly of more than 9.99% of the Company’s issued and outstanding Voting Shares immediately after giving effect to such conversion (the “Non-Voting Share Ownership Limitation”). The Company shall not effect any exercise of any convertible securities of the Company, including the Non-Voting Shares (convertible securities of the Company together with the Non-Voting Shares, the “Company Convertible Securities”) held by the holder thereof, and such holder shall not have the right to exercise any portion of its Company Convertible Securities so held, to the extent that after giving effect to such issuance after exercise as set forth on the applicable notice of exercise or subscription form, as the case may be, the holder would beneficially own in excess of the Non-Voting Share Ownership Limitation. For purposes of the foregoing sentence, the number of the Voting Shares beneficially owned by the holder shall include the number of the Voting Shares issuable upon exercise of the Company Convertible Securities with respect to which such determination is being made but shall exclude the number of the Voting Shares which would be issuable upon exercise of the remaining, non-exercised portion of the Non-Voting Shares. To the extent that the Non-Voting Share Ownership Limitation applies, the determination of whether the Company Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Company Convertible Securities are exercisable shall be in the discretion of the Company, and the submission of a notice of exercise, shall be deemed to be the holder’s determination of whether the Company Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Company Convertible Securities are exercisable, in each case subject to the Non-Voting Share Ownership Limitation. In determining the number of outstanding Voting Shares, the Company may rely on the number of outstanding Voting Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Canadian securities commissions, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent setting forth the number of Voting Shares outstanding. Upon the written or oral request of the holder, the Company shall within one business day confirm orally and in writing to the holder the number of the Voting Shares then outstanding. In any case, the number of outstanding Voting Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Company Convertible Securities, by the holder since the date as of which such number of outstanding Voting Shares was reported. The “Ownership Limitation” shall be 9.99% of the number of shares of the Voting Shares outstanding immediately after giving effect to the issuance of Voting Shares issuable upon exercise of the Company Convertible Securities; provided however that: (A) the holder may, in its sole discretion, subject to (B), elect that this subsection cease to apply to the holder by sending written notice of such election to the Company, and (B) the holder has filed, and any stock exchange on which the Voting Shares are then listed has cleared for acceptance, personal information forms in the form prescribed by such exchange, in respect of the Company and any third party that is in any manner connected with the holder and which the exchange requires a personal information form to be submitted.

(vii)	Mechanics of Conversion. Before any holder of the Non-Voting Shares shall be entitled to convert the Non-Voting Shares into Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Voting Shares are to be issued (each, a “Non-Voting Share Conversion Notice”). The Company shall (or shall cause its transfer agent to), within two (2) business days thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Non-Voting Shares to be converted, and the person or persons entitled to receive the Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Voting Shares as of such date.

(viii)	All Non-Voting Shares which shall have been surrendered for conversion in accordance with the Articles shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive the Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(g)	Adjustments for Distributions. In the event the Company declares a distribution to holders of the Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends), or options or rights, then, in each such case, the holders of the Non-Voting Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of the Voting Shares into which their Non-Voting Shares are convertible as of the record date fixed for determining the holders of the Voting Shares entitled to receive such distribution.

(h)	Recapitalizations; Stock Splits. No fractional Voting Shares shall be issued upon the conversion of any Non-Voting Shares and the number of Voting Shares to be issued shall be rounded up to the nearest whole Voting Share. Whether or not fractional Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of the Non-Voting Shares the holder is at the time converting into the Voting Shares and the number of the Voting Shares issuable upon such aggregate conversion.

(i)	No Fractional Shares and Certificate as to Adjustments. The holders of the Non-Voting Shares will have the right to convert Non-Voting Shares into fully paid and non-assessable Voting Shares at any time after issuance by submitting a duly endorsed certificate and a written notice to the Company or its designated transfer agent. The conversion will be subject to an Ownership Limitation, which will restrict holders of Non-Voting Shares from owning, directly or indirectly, more than 9.9% of the issued and outstanding Voting Shares following the conversion. The holders of Non-Voting Shares will have the option to waive the Ownership Limitation by submitting a written notice and completing required regulatory filings. Once converted, the Non-Voting Shares will cease to exist, and all associated rights will terminate, except the right to receive the Voting Shares and payment for fractional shares.

(j)	Disputes. Any holder of Non-Voting Shares that beneficially owns more than 5% of the issued and outstanding Non-Voting Shares may submit a written dispute as to the determination of the conversion ratio, the arithmetic calculation of the conversion ratio of the Non-Voting Shares to the Voting Shares, or the Ownership Limitation by the Company, to the board of directors with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within two (2) business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Ownership Limitation. If the holder and the Company are unable to agree upon such determination or calculation of the Ownership Limitation, within two (2) business days of such response, then the Company and the holder shall, within one (1) business day thereafter submit the disputed arithmetic calculation of the Ownership Limitation to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than two (2) business days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(k)	Conversion of Non-Voting Shares Upon an Offer. In the event that an offer is made to purchase Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Voting Shares are then listed, to be made to all or substantially all the holders of Voting Shares in a province or territory of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into Voting Shares at the conversion ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this section may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Voting Shares shall deposit under the offer the resulting Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)	give written notice to the transfer agent of the exercise of such right, and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the transfer agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing or other evidence of the Voting Shares, resulting from the conversion of the Non-Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Voting Shares being taken up and paid for, the Voting Shares resulting from the conversion will be reconverted into Non-Voting Shares at the then inverse of the conversion ratio and a share certificate representing the Non-Voting Shares will be sent to the holder by the transfer agent or the Corporation. In the event that the offeror takes up and pays for the Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

(l)	Other. Any Non-Voting Share converted shall be retired and cancelled and may not be reissued as shares of such series or any other class or series, and the Company may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of the Non-Voting Shares accordingly.

PART 28

REDEMPTION BY THE COMPANY

28.1	Interpretation

For the purposes of this Part 31, the following terms have the meanings specified below:

(1)	“Business” means the business of the Company as carried on from time to time which includes but is not limited to the research, development, and manufacture of biosynthetic psychoactive compounds including psilocybin (its intermediates) and other molecules for the treatment of mental health disorders and all associated testing and studies in connection with the foregoing.

(2)	“Fair Market Value” will equal: (i) the volume weighted average trading price (“VWAP”) of the Voting Shares for the five (5) Trading Day period immediately after the date of the Redemption Notice on the Canadian Securities Exchange or other national or regional securities exchange on which such shares are listed, or (ii) if no such quotations are available, the fair market value per share of the Voting Shares to be redeemed as set forth in the Valuation Opinion.

(3)	“Governmental Authority” or “Governmental Authorities” means any United States, Canadian or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority).

(4)	“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Business.

(5)	“Ownership” (and derivatives thereof) means (i) ownership of record as evidenced in the Company’s share register, (ii) “beneficial ownership” as defined in Section 1 of the Business Corporations Act (British Columbia), or (iii) the power to exercise control or direction over a security;

(6)	“Person” means an individual, partnership, corporation, limited liability company, trust or any other entity.

(7)	“Redemption” has the meaning ascribed in Section 31.2(4).

(8)	“Redemption Date” means the date on which the Company will redeem and pay for the Voting Shares pursuant to Section 31.2(4). The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Voting Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith.

(9)	“Redemption Notice” has the meaning ascribed thereto in Section 31.2(5).

(10)	“Redemption Price” means the price per Voting Share to be paid by the Company on the Redemption Date for the redemption of Voting Shares pursuant to Section 31.2(4) and will be equal to the Fair Market Value of a Voting Share, unless otherwise required by any Governmental Authority;

(11)	“Significant Interest” means ownership of five percent (5%) or more of all of the issued and outstanding Voting Shares of the Company, assuming conversion of all Non-Voting Shares and Voting Shares into Voting Shares.

(12)	“Subject Shareholder” means a person, a group of persons acting in concert or a group of persons who, the board of directors of the Company reasonably believes, are acting jointly or in concert.

(13)	“Trading Day” means a day on which trades of the Voting Shares are executed on the Canadian Securities Exchange or any national or regional securities exchange on which the Voting Shares are listed.

(14)	“Unsuitable Person” means (i) any person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Voting Shares; (ii) any person (including a Subject Shareholder) with a Significant Interest whose ownership of Voting Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such person’s failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, as determined by the board of directors of the Company, in its sole discretion, after consultation with legal counsel and if a license application has been filed, after consultation with the applicable Governmental Authority; (iii) any person who a Governmental Authority granting the Licenses has determined to be unsuitable to be a member of the board of directors of the Company; or (iv) any person whose position as a member of the board of directors of the Company may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such person’s failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, as determined by the board of directors of the Company, in its sole discretion, after consultation with legal counsel and if a license application has been filed, after consultation with the applicable Governmental Authority.

(15)	“Valuation Opinion” means a valuation and fairness opinion from an investment banking firm of nationally recognized standing in Canada (qualified to perform such task and which is disinterested in the contemplated redemption and has not in the then past two years provided services for a fee to the Company or its affiliates) or a disinterested recognized accounting firm.

28.2	Redemption by the Company

(1)	Subject to Section 31.2(3), no Subject Shareholder will acquire or dispose of a Significant Interest, directly or indirectly, in one or more transactions, without providing 15 days’ advance written notice to the Company by mail sent to the Company’s registered office to the attention of the Chief Financial Officer.

(2)	If the board of directors of the Company reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section 31.2(1), the Company may apply to the Supreme Court of British Columbia, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Shares held.

(3)	The provisions of Sections 31.2(1) and 31.2(2) will not apply to the ownership, acquisition or disposition of Voting Shares as a result of:

(a)	any transfer of Voting Shares occurring by operation of law including, inter alia, the transfer of Voting Shares of the Company to a trustee in bankruptcy;

(b)	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Voting Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section 31.2(1); or

(c)	the conversion, exchange or exercise of securities of the Company (other than the Voting Shares) duly issued or granted by the Company, into or for Voting Shares, in accordance with their respective terms.

(4)	At the option of the Company, Voting Shares owned by an Unsuitable Person may be redeemed by the Company (the “Redemption”) for the Redemption Price out of funds lawfully available on the Redemption Date. Voting Shares redeemable pursuant to this Section 31.2(4) will be redeemable at any time and from time to time pursuant to the terms hereof.

(5)	In the case of a Redemption, the Company will send a written notice to the holder of the Voting Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Voting Shares to be redeemed on the Redemption Date, (iii) the formula pursuant to which the Redemption Price will be determined and the manner of payment therefor, (iv) the place where such Voting Shares (or certificate thereto or other evidence thereof, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion (if the Company is no longer listed on the Canadian Securities Exchange or another recognized securities exchange), and (vi) any other requirement of surrender of the Voting Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Company need not redeem the Voting Shares owned by an Unsuitable Person on the Redemption Date if the board of directors of the Company determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. The Company will send a written notice confirming the amount of the Redemption Price as soon as possible following the determination of such Redemption Price.

(6)	The Company may pay the Redemption Price by using its existing cash resources, incurring debt, issuing additional Voting Shares, issuing a promissory note in the name of the Unsuitable Person, any other means source permitted by applicable law, or by using a combination of the foregoing sources of funding.

(7)	To the extent required by applicable laws, the Company may deduct and withhold any tax from the Redemption Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(8)	On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Voting Shares called for Redemption will cease to have any voting rights with respect to such Voting Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Voting Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Voting Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Voting Shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such persons may exercise voting rights of such Voting Shares and the board of directors of the Company may determine, in its sole discretion, not to redeem such Voting Shares. Following any Redemption in accordance with the terms of this Part 31, the redeemed Voting Shares will be cancelled.

(9)	All notices given by the Company to holders of Voting Shares pursuant to this Part 31, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Company’s share register.

(10)	The Company’s right to redeem Voting Shares pursuant to this Part 31 will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the Articles or Notice of Articles of the Company or otherwise with respect to the acquisition by the Company of Voting Shares or any restrictions on holders thereof.

(11)	In connection with the conduct of its Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses.

(12)	The board of directors of the Company shall be entitled to waive any provision of this Part 31.

(13)	In the event that any provision (or portion of a provision) of this Part 31 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Part 31 (including the remainder of such provision, as applicable) will continue in full force and effect.